SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2012

Prana Biotechnology Limited

(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1.	Notice of General Meeting

Notice of General Meeting

Incorporating Explanatory Memorandum and Proxy Form

To Be Held On:

Friday, 18th of May 2012

At:

10.30am (EST)

(Registration commencing 15 minutes earlier)

Location:

Giorgios Restaurant

1235 High Street

Armadale, Victoria, 3143

This is an important document. It should be read in its entirety.

If you are in doubt as to the course you should follow, consult your financial or other professional adviser.

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 NOTICE OF GENERAL MEETING

Notice is hereby given that a General Meeting (“the Meeting”) of Prana Biotechnology Limited (“the Company” or “Prana”) will be held at 10.30am (EST) on Friday the 18th of May 2012, at Giorgios Restaurant, 1235 High Street, Armadale, Victoria, 3143, Australia.

Further details in respect of the resolutions proposed in this Notice of General Meeting are set out in the Explanatory Memorandum which accompanies and forms part of this Notice of General Meeting. The details of the resolution contained in the Explanatory Memorandum should be read together with this Notice of General Meeting.

PROPOSED RESOLUTIONS

To consider and, if thought fit, to pass, with or without amendment, the following resolutions as ordinary resolutions:

Resolution 1:	Approval of Prior Issue of new Securities

"That, pursuant to ASX Listing Rule 7.4, and for all other purposes, Shareholders approve the prior issue of 12,627,660 new fully paid ordinary shares (PBT) of the Company issued by the Company pursuant to the terms described and set forth in the Explanatory Memorandum that accompanied and formed part of the Notice of Meeting."

Voting Exclusion Statement

The Company will disregard any votes cast on Resolution 1 by:

•	a person who participated in the issue; or
•	an associate of those persons.

However, the Company will not disregard a vote on Resolution 1 if:

•	it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
•	it is cast by the person chairing the meeting as proxy for a person who is entitled to vote in accordance with a direction on the proxy form to vote as the proxy decides.

Resolution 2:	Replacement of Previous Shareholder Approval for Share Placement

"That Shareholders approve the placement of up to one-hundred million (100,000,000) new fully paid ordinary shares (PBT) having an issue price of at least eighty percent (80%) of the average market price of the Company's shares for the five (5) day period on which sales in the Company’s securities were recorded prior to the issue of those shares to professional and sophisticated investors and clients of Australian Financial Service License holders and/or to fulfil on market transactions on NASDAQ, as described in the Explanatory Memorandum which accompanied and formed part of the Notice of Meeting."

Voting Exclusion Statement

The Company will disregard any votes cast on Resolution 2 by:

•	a person who may participate in the proposed issue and a person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary shares if the resolution is passed; or
•	an associate of those persons.

However, the Company will not disregard a vote on Resolution 2 if:

•	it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
•	it is cast by the person chairing the meeting as proxy for a person who is entitled to vote in accordance with a direction on the proxy form to vote as the proxy decides.

By Order Of the Board

Mr Richard Revelins

Company Secretary

Prana Biotechnology Limited

Dated: Tuesday, 17th April 2012

The accompanying Explanatory Memorandum and the following information for Shareholders, form part of this Notice of Meeting.

INFORMATION FOR SHAREHOLDERS

Voting in Person

To vote in person, attend the General Meeting on the date and the time, at the place of the meeting as disclosed on page 3.

Corporate Representatives

If a representation of the corporation is to attend the meeting the appropriate “Certificate of Appointment of Corporate Representative” should be produced prior to admission. A form of the certificate may be obtained from the Company’s share registry.

Voting by Proxy

Instructions in respect of the appointment of proxies accompany the Proxy Form attached.

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below not later than 48 hours before the commencement of the meeting, by 10.30am (Melbourne, Victoria time) on Wednesday, 16th May 2012. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Voting Instructions

For the purposes of determining voting entitlements at the meeting, shares will be taken to be held by persons who are registered as holding shares at 5.00pm (Melbourne, Victoria Time) on Wednesday, 16th of May 2012. Accordingly, transactions registered after that time will be disregarded in determining entitlements to attend and vote at the meeting.

Documents may be lodged by posting, delivery or facsimile to:

Prana Biotechnology Ltd’s Registered Office: Suite 2 1233 High Street Armadale Victoria 3143 PO Box 8046 Armadale Victoria 3143 Australia Ph: +61 (0)3 9824 8166 Fx: +61 (0)3 9824 8161

EXPLANATORY MEMORANDUM

This Explanatory Memorandum dated Tuesday 17th of April 2012, has been issued by Prana Biotechnology Limited (“the Company” or “Prana”). This Explanatory Memorandum forms part of, and should be read in conjunction with, the Notice of General Meeting of the Company to be held at 10.30am (EST) on Friday the 18th of May 2012, at Giorgios Restaurant, 1235 High Street, Armadale, Victoria, 3143, Australia, to which this Explanatory Memorandum is attached.

This Explanatory Memorandum has been prepared to assist Shareholders of the Company in the consideration of the resolutions proposed in the Notice of General Meeting.

The Board of Directors of the Company recommends that Shareholders vote in favour of the Resolutions described in this Explanatory Memorandum.

Resolutions

Business

Resolution 1:	Approval of Prior Issue of new Securities

Pursuant to ASX Listing Rule 7.4, and for all other purposes, Shareholder approval is sought for the prior issue of 12,627,660 new fully paid ordinary shares (PBT) of the Company.

Under ASX Listing Rule 7.1, an entity must not issue or agree to issue equity securities exceeding 15% of the share capital of the company within a 12 month period without shareholder approval.

ASX Listing Rule 7.4 provides that an issue made without approval under ASX Listing Rule 7.1 is treated as having been made with approval if the shares or other securities were issued without exceeding the limit imposed by ASX Listing Rule 7.1 and the company subsequently obtains shareholder approval for the prior issue.

Resolution 1 has been proposed to seek ratification of the prior issue of shares pursuant to ASX Listing Rule 7.4.

The allottees of the above mentioned Share Placement were to professional and sophisticated investors and clients of Australian Financial Service License holders and/or to buyers of American Depositing Receipts (ADRs) on NASDAQ where the issue was made to fulfil an on market transaction on NASDAQ. Any issue to fulfil an on market transaction on NASDAQ was made pursuant to the rules of NASDAQ, and subject to compliance with all Australian and US regulatory requirements.

The issue price was determined by the prevailing market price of securities on NASDAQ during the period September 2011 to March 2012 which was in the range of 14.87 cents (AUD$0.1487) to 20.09 cents (AUD$0.2009).

The shares which are the subject of Resolution 1, are new fully paid ordinary shares (PBT) ranking equally with the Company's existing listed ordinary shares.

AUD$2.28 million was raised under this issue. The Company intends to use the capital raised to continue to fund current clinical development and research programs in neurodegeneration and to fund working capital requirements to deliver these programs, after payment of the costs of the issue.

Resolution 2:	Replacement of Previous Shareholder Approval for Share Placement

The Company obtained Shareholder approval in October 2011 for the placement of up to one hundred million (100,000,000) fully paid ordinary shares (PBT), which are required to be issued no later than three (3) months after the date of the General Meeting, being 7th of January 2012.

As of the date of this notice the Company has utilized 8,600,210 of the previously approved one hundred million (100,000,000) fully paid ordinary shares (PBT) and asks Shareholders to approve the placement of up to one hundred million (100,000,000) fully paid ordinary shares (PBT) on the same basis as the previous approval. The approval will extend the time under which the Company can place the shares by a further three (3) months.

The shares will be issued having an issue price of at least eighty percent (80%) of the average market price of the Company's shares for the five (5) day period on which sales in the Company’s securities were recorded prior to the issue of those securities, to professional and sophisticated investors and clients of Australian Financial Service License holders and/or to buyers of American Depositing Receipts (ADRs) on NASDAQ where the issue is made to fulfil an on market transaction on NASDAQ. Any issue to fulfil an on market transaction on NASDAQ will be made pursuant to the rules of NASDAQ, and is subject to compliance with all Australian and US regulatory requirements.

The shares to be issued pursuant to this Resolution 2 shall be fully paid ordinary shares (PBT) ranking equally with the Company's existing listed ordinary shares.

The Company will apply to ASX for admission of the shares issued for quotation on the ASX. Shares may be moved to a nominee for the purposes of issuing ADRs under existing arrangements for the joint listing of the Company's securities on NASDAQ.

Allotment of the shares will occur progressively, the shares will be issued no later than three (3) months after the date of the General Meeting (or such later date as may be permitted by an ASX waiver of the Listing Rules, the Corporations Act 2001 and/or the Australian Securities and Investments Commission).

The funds raised by the Company will be used to continue our current clinical development and research programs in neurodegeneration and fund our working capital requirements to deliver these programs, after payment of the costs associated with the issue, as described above in respect of Resolution 2.

Shareholder approval for the proposed issue of shares is required pursuant to ASX Listing Rule 7.1. ASX Listing Rule 7.1 provides that a company must not, subject to specified exceptions, issue or agree to issue during any 12 month period, any equity securities or other securities with rights to conversion to equity (such as an option), if the number of those securities exceeds 15% of the number of securities in the same class on issue at the commencement of that 12 month period. One circumstance where an action or an issue is not taken into account in the calculation of this 15% threshold, is where the issue has the prior approval of shareholders at a General Meeting.

By obtaining shareholder approval to issue the shares pursuant to this Resolution, will allow the Company to maintain its ability to issue further securities up to the 15% limit without further shareholder approval to take advantage of opportunities which may arise to raise additional capital.

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PRANA BIOTECHNOLOGY LTD	PROXY FORM
SHAREHOLDER SAMPLE ADDRESS SAMPLE ADDRESS SAMPLE ADDRESS SAMPLE ADDRESS SAMPLE ADDRESS

All correspondence to:

Prana Biotechnology Ltd’s Registered Office:

Suite 2, 1233 High Street

Armadale Victoria 3143

PO Box 8046

Armadale Victoria 3143

Australia

Ph: +61 (0)3 9824 8166

Fx: +61 (0)3 9824 8161

Appointment of Proxy

I/We being member/s of Prana Biotechnology Ltd and entitled to vote hereby appoint:

the Chairman of the Meeting (mark with an “X”)	OR	Write here the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the General Meeting of Prana Biotechnology Ltd to be held at Giorgios Restaurant, 1235 High Street, Armadale, Victoria, 3143, Australia, at 10.30am on Friday 18th May, 2012 and at any adjournment of that meeting.

If the Chairman of the Meeting is appointed as your proxy, or may be appointed by default and you do not wish to direct your proxy how to vote as your proxy in respect of a resolution, please place a mark in the box.

By marking this box, you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of the resolution/s and that votes cast by the Chairman of the Meeting for those resolutions other than as proxy holder will be disregarded because of that interest.

If you do not mark this box, and you have not directed your proxy how to vote, the Chairman will not cast your votes on the resolution and your votes will not be counted in calculating the required majority if a poll is called on the resolution.

Voting directions to your proxy – please mark x to indicate your directions

		For	Against	Abstain*
Resolution 1:	Approval of Prior Issue of new Securities

Resolution 2:	Replacement of Previous Shareholder Approval for Share Placement

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

Contact Telephone Number

Contact Name	Contact Daytime Telephone	Date

PLEASE SIGN HERE - This section must be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Security holder 1	Security holder 2	Security holder 3

Sole Director and Sole Company Secretary	Director	Director/Company Secretary

How to complete this Proxy Form

1	Your Name and Address

This is your name and address as it appears on the company’s share register. If this information is incorrect, please contact the Company’s share registry to arrange for changes to be made.

2	Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a security holder of the Company.

3	Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be noted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4	Appointment of a Second Proxy

You are entitled to appoint up to two persons as proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the Company’s share registry or you may copy this form.

5	Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.

Joint Holding:	where the holding is more than one name, all the security holders should sign.

Power of Attorney:	to sign under a Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney.

Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the Company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of the corporation is to attend the meeting the appropriate “Certificate of Appointment of Corporate Representative” should be produced prior to admission. A form of the certificate may be obtained from the Company’s share registry.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below not later than 48 hours before the commencement of the meeting, by 10.30am (Melbourne, Victoria time) on Wednesday, 16th of May, 2012. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged by posting, delivery or facsimile to:

Prana Biotechnology Ltd’s Registered Office: Suite 2, 1233 High Street Armadale Victoria 3143 Ph: +61 (0)3 9824 8166 Fx: +61 (0)3 9824 8161	PO Box 8046 Armadale Victoria 3143 Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED (Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler, Executive Chairman

April 17, 2012